================================================================================



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 22

                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                                (NAME OF ISSUER)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                  122016 10 8
                                 (CUSIP NUMBER)

                                C. N. O'SULLIVAN
                               910 TRAVIS STREET
                                   SUITE 2150
                              HOUSTON, TEXAS 77002
                                 (713) 759-2030

                                WITH A COPY TO:
                                BRIAN D. BARNARD
                             HAYNES AND BOONE, LLP
                                201 MAIN STREET
                                   SUITE 2200
                            FORT WORTH, TEXAS 76132
                                 (817) 347-6600
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 17, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




================================================================================

                                SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    2    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                    San Juan Partners, L.L.C.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
                    AF, BK
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                    Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0 Units
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0 Units
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 OO
----------------------------------------------------------------------------------------------------------------------

================================================================================
                                 SCHEDULE 13D

 CUSIP No. 122016 10 8                                                                 Page    3    of    17    Pages
                                                                                            -------    --------
-----------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               EnCap Energy Capital Fund III, L.P.
-----------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
      2                                                                                                        (b)  [ ]

-----------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
      3

-----------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS (See Instructions)
      4
               WC
-----------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
      5

-----------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
               Texas
-----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   ------------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 ------------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   ------------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
-----------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11

                                  5,331,468 Units
-----------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
              12

-----------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13

                                  60.58%
-----------------------------------------------------------------------------------------------------------------------
                               TYPE OF REPORTING PERSON*
              14
                                  PN
-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    4    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              EnCap Energy Acquisition III-B, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    5    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              ECIC Corporation
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    6    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              BOCP Energy Partners, L.P.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                        5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                           0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                            5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 PN
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                 Page    7    of    17    Pages

                                                                                         -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              First Union Investors, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
                                                                                                              (b)  [ ]
     2
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              North Carolina
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                 Page    8    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Andover Group, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    9    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Charles T. McCord III
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    10    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              O'Sullivan Oil & Gas Company, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------

            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    11    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Christopher P. Scully
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    12    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Scott W. Smith Funding, L.L.C.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                        5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                            5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 OO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    13    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              John V. Whiting
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,331,468 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,331,468 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 60.58%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

         This Amendment No. 22 amends the Statement on Schedule 13D of San Juan Partners, L.L.C., a Texas limited liability company (the "Purchaser"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap Energy"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap B"), ECIC Corporation, a Texas corporation ("ECIC"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), First Union Investors, Inc. a North Carolina corporation ("First Union Investors"), Andover Group, Inc., a Texas corporation ("Andover"), Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation ("O'Sullivan Oil"), Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company ("Smith Funding"), and John V. Whiting (EnCap Energy, EnCap B, ECIC, BOCP, First Union Investors, Andover, McCord, O'Sullivan Oil, Scully, Smith Funding and Whiting collectively referred to herein as "Parents") with respect to Units of Beneficial Interest (the "Units") of Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust").

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended and restated in its entirety as follows:

         The purpose of the Purchaser is to pursue the termination of the Trust. Because termination of the Trust requires the affirmative vote in favor of such termination by the holders of at least 66 2/3% of the outstanding Units, the Purchaser may (i) acquire additional Units, either through open-market acquisitions or privately negotiated transactions, or (ii) seek consents from a limited number of other Unit holders, such that the Purchaser owns or has the right to vote at least 66 2/3% of the outstanding Units.

         Whether the Purchaser acquires any additional Units or obtains any such consents, it is the Purchaser's intention to request that a meeting of the Unit holders be called for the purpose of voting on the termination of the Trust. If a meeting of the Unit holders is held concerning the termination of the Trust, the Purchaser intends to vote any Units owned by it or over which it has voting control at the time of such meeting in favor of terminating the Trust.

         The information in the following paragraphs has been taken or derived from the Trust Agreement, which was filed as Exhibit 3.1 to the Registration Statement on Form S-3 (Registration No. 33-61164), as amended, filed by Burlington Resources Inc. with the Commission on its own behalf and as sponsor of the Trust. More comprehensive information concerning meetings of Unit holders and the termination of the Trust is included in the Trust Agreement, and the information set forth in the following paragraphs is qualified in its entirety by reference to the Trust Agreement.

         According to the terms of the Trust Agreement, the Trust may terminate prior to January 1, 2003, only upon the affirmative vote in favor of termination of the Trust by the holders of at least 66 2/3% of the outstanding Units. A meeting of the Unit holders may be called by the Trustee or by Unit holders owning of record not less than 10% of the then outstanding Units. The notice of such meeting must be distributed at least 20, but not more than 60, days prior to the date of the meeting. At such meeting, if the holders of at least 66 2/3% of the Units vote to terminate the Trust, the Trustee will commence the liquidation process, and the Trust will still continue until all of the affairs of the Trust are liquidated and wound up.

         Within five business days of the date the Unit holders vote to terminate the Trust (the "Termination Date"), the Trustee must (i) provide BROG, Burlington Resources Inc. and Mellon Bank (DE) National Association (the "Delaware Trustee") or its successor with written notice of the termination of the Trust and (ii) engage an investment banking firm (the "Advisor") to assist the Trustee in selling the remaining Royalty Interests then owned by the Trust (the "Remaining Royalty Interests").

         BROG may, but is not obligated to, make a written cash offer to purchase the Remaining Royalty Interests, which offer must be delivered to the Trustee within 60 days following the Termination Date (the "Option Period Termination Date"). If BROG does make an offer to purchase the Remaining Royalty Interests, the Trustee must decide, based on the recommendation of the Advisor, whether to accept the offer. The Trustee must provide written notice to BROG of the decision by the later of (i) the Option Period Termination Date or (ii) the tenth business day after the date the Trustee receives BROG's offer. The Trustee's notice must state that the Trustee (i) accepts the offer (which acceptance is conditional on the receipt of an opinion of the Advisor of the fairness of BROG's offer to the Unit holders from a financial point of view) or (ii) defers action on the offer. If the Trustee accepts BROG's offer, BROG and the Trustee must use their best efforts to close the purchase within 30 days of BROG's receipt of notice of acceptance. See below and "Item 6--Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         If the Trustee defers action on BROG's offer, the Trustee must use its best efforts, with the Advisor's assistance, to obtain other cash offers for the Remaining Royalty Interests. The Trustee must notify BROG of the highest offer, if any, received by the Trust within 120 days following the Termination Date. If the highest offer is more than 105% of BROG's original offer, or if BROG did not make an offer, BROG may, but is not obligated to, purchase all of the Remaining Royalty Interests for a cash purchase price equal to 105% of the highest offer. If the highest offer is equal to or less than 105% of BROG's original offer, BROG may, but is not obligated to, purchase all of the Remaining Royalty Interests for a cash purchase price equal to the highest offer. BROG must provide written notice of its election to purchase the Remaining Royalty Interests within five business days of BROG's receipt of notice of the highest offer. BROG and the Trustee must use their best efforts to close the purchase within 30 days of BROG's receipt of notice of the highest offer.

         If no other acceptable cash offers are received for the Remaining Royalty Interests, the Trustee may request that BROG submit another offer. If BROG makes an offer, and the Trustee accepts it, the acceptance will be conditional upon receipt of an opinion of the Advisor of the fairness of the offer to the Unit holders. BROG and the Trustee must use their best efforts to close the purchase within 30 days of BROG's receipt of notice of acceptance of the offer.

         If any assets or property of the Trust estate have not been sold, or no definitive agreement for their sale has been entered into, within one year after the Termination Date, the Trustee will cause the property to be sold at public auction to the highest bidder (which may be BROG or any of its affiliates). Notice of such auction must be mailed to each Unit holder at least 30 days prior to the sale.

         Pursuant to the Letter of Intent (as defined below), BROG has agreed in principle that, so long as the Closing (as defined below) has not occurred on or prior to the time BROG would have the right under the Trust Agreement to make a cash offer to purchase all of the Remaining Royalty Interests, and so long as the Letter of Intent or the Agreement (as defined below), as the case may be, remains in full force and effect, BROG would not exercise such right at any time prior to the Option Period Termination Date. See "Item 6--Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         Except as provided herein, the Purchaser has no present plans or proposals (i) to vote its Units for the removal of either the Trustee or the Delaware Trustee, (ii) to materially change the distributions of the Trust, or
(iii) that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended as follows:

         On September 17, 1998, the Purchaser entered into a letter of intent (the "Letter of Intent") with Burlington Resources Oil & Gas Company ("BROG"). The Letter of Intent contemplates the purchase of certain interests of BROG in and to the Fruitland coal formation in the Northeast Blanco Unit ("NEBU"), San Juan and Rio Arriba Counties, New Mexico, including, without limitation, (i) certain interests in leases covering the lands in NEBU that are burdened by a Net Profits Interest Conveyance to Burlington Resources Coal Seam Gas Royalty Trust (the "Trust Interest"), (ii) certain other interests in leases covering lands in NEBU (the "Non-Trust Interest"), and (iii) associated rights and obligations of BROG and its affiliates in the Trust (collectively, the "Properties").

         Pursuant to the Letter of Intent, the parties would enter (before October 17, 1998) into a purchase and sale agreement (the "Agreement"), which would provide for an effective date of July 1, 1998 for the transactions contemplated by the Agreement. The Agreement would govern the transactions described in the Letter of Intent. The Letter of Intent also provides that the Agreement would include an indemnification of BROG and its affiliates by the Purchaser from all liabilities accruing on or after July 1, 1998, that relate to claims by any Unit holder of any interest in the Trust in connection with the transactions contemplated by the Letter of Intent, the termination or liquidation of the Trust and any regulatory compliance associated with such termination or liquidation, and any applicable federal, state or local securities laws, other than liabilities arising from the gross negligence or willful misconduct of BROG or its affiliates.

         The Letter of Intent contemplates that the closing of the transactions (the "Closing") would take place on or before the date that is ten business days following the Termination Date (as defined below). The Termination Date is the effective date on which all of the following conditions are fully satisfied: (i) the Unit holders have approved, by an affirmative vote or consent, of the termination and liquidation of the Trust in accordance with
Article VIII and Sections 9.02 and 9.03 of the Trust Agreement and (ii) the clearance or approval of the transactions contemplated in the preceding clause
(i) and any connected filings that may be required or advisable under applicable laws, rules or regulations by all applicable governmental authorities having jurisdiction and the compliance of such transactions and filings with any applicable stock exchange requirements. In addition, the Letter of Intent contemplates that the following will be conditions to the closing: (i) the occurrence of the Termination Date, (ii) the approval by the Board of Directors of BROG's parent, Burlington Resources Inc. ("BRI"), of the contemplated transactions, (iii) the delivery to, and acceptance by, the Purchaser of a legal opinion by BROG's legal counsel opining that all of the rights under Section 9.03 of the Trust Agreement are assignable, (iv) the termination of all obligations under the Trust Agreement of BRI other than those relating to the wind-up of the Trust as set forth in the Trust Agreement and/or that certain Administrative Services Agreement dated May 1, 1993, by and between BRI and the Trust (the "Administrative Services Agreement") and (v) the absence of any pending legal or equitable action seeking to enjoin, prohibit or declare illegal the transactions contemplated by the Letter of Intent. In the event Closing has not occurred on or prior to the time BROG would have the right under Section 9.03(c) of the Trust Agreement to make a cash offer to purchase all of the Remaining Royalty Interests (as defined in the Trust Agreement), and so long as the Letter of Intent or the Agreement remains in full force and effect, BROG would agree not to exercise such right at any time prior to the Option Period Termination Date (as defined in the Trust Agreement).

         The Letter of Intent also provides that, in addition to the Trust Interest and the Non-Trust Interest, the Purchaser would acquire (i) to the extent assignable, all of BRI's duties, obligations and rights under and pursuant to the Trust Agreement and the Administrative Services Agreement and
(ii) from BROG's affiliate, Burlington Resources Trading Inc. ("BRTI"), all rights in and to the Price Credit Account as defined in that certain Gas Purchase Contract (the "Gas Contract"), dated May 1, 1993, by and between Meridian Oil Trading Inc. (now known as BRTI), and Meridian Oil Production Inc. (now known as BROG). Upon the last day of the month in which the Termination Date occurs, the Gas Contract would terminate and no longer burden the Trust Interest. Thereafter, the Purchaser would be free to market its natural gas from the Trust Interest; provided, however, that prior to committing to sell its gas, the Purchaser would give BRTI the opportunity to make a proposal to buy its natural gas. After termination of the Gas Contract, if the Purchaser receives an offer from any third party to purchase the gas for a term of greater than six months, the

Purchaser would provide BRTI with a right of first refusal to purchase such gas upon the same terms and conditions.

         At Closing, the Purchaser would also receive an assignment of that certain Gathering, Dehydrating and Treating Agreement (as amended, the "GGTA"), dated May 3, 1990, between Meridian Oil Gathering Inc. and Meridian Oil Trading Inc. At the Purchaser's request, the GGTA would be restated and amended to provide for a fee of $0.365/MCF for the Middle Mesa Receipt Point and $0.341/MCF for the Sims/Pump Mesa Receipt Points with an annual $0.01 per MCF increase, effective January 1, 1999 and with an ultimate cap on the fee for the Middle Mesa Receipt Point of $0.415/MCF and on the fee for the Sims/Pump Mesa Receipt Points of $0.381/MCF. Additionally, the GGTA would be restated and amended to provide that the term of the GGTA would continue until December 31, 2007, and thereafter month to month unless cancelled by 30 days' prior written notice from one party to the other.

         Except as set forth below in this paragraph, the Letter of Intent expressly provides that it does not constitute a binding offer to purchase the Properties nor an agreement to sell the Properties and that neither Purchaser nor BROG shall be legally bound by the terms of the Letter of Intent. Pursuant to the Letter of Intent, BROG agrees to cease discussions or negotiations with any third parties concerning the sale of the Properties and to hold the Properties exclusively for the sale to the Purchaser under the terms of the Agreement. In the event the Purchaser fails to initiate proceedings to terminate or liquidate the Trust in a timely manner as contemplated in the definition of Termination Date, the Letter of Intent provides that the Purchaser shall pay BROG $2,000,000. The Letter of Intent further provides that in the event a definitive Agreement is not finalized within thirty days after receipt by the Purchaser of notification that the terms of the Letter of Intent are acceptable, the Letter of Intent shall, by its terms, be thereupon void and of no further force and effect.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(17) Letter of Intent between San Juan Partners, L.L.C. and Burlington Resources Oil & Gas Company.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 1998               SAN JUAN PARTNERS, L.L.C.
     --------------------


                                     By: /s/ C. N. O'Sullivan
                                        ----------------------------------------
                                     Name:   C. N. O'Sullivan
                                     Title:  President - O'Sullivan Oil & Gas
                                             Company, Inc., Manager


                                     ENCAP ENERGY CAPITAL FUND III, L.P.


                                     By: /s/ Robert L. Zorich
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     ENCAP ENERGY ACQUISITION III-B, INC.


                                     By: /s/ Robert L. Zorich
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director


                                     ECIC CORPORATION


                                     By: /s/ Robert L. Zorich
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Director



                                     BOCP ENERGY PARTNERS, L.P.


                                     By: /s/ Robert L. Zorich
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     FIRST UNION INVESTORS, INC.


                                     By: /s/ Ted A. Gardner
                                        ----------------------------------------
                                     Name:   Ted A. Gardner
                                     Title:  Managing Partner

                                     ANDOVER GROUP, INC.



                                     By: /s/ A. John Knapp, Jr.
                                        ----------------------------------------
                                     Name:   A. John Knapp, Jr.
                                     Title:  President



                                      /s/ Charles T. McCord III
                                     -------------------------------------------
                                     Charles T. McCord III



                                     O'SULLIVAN OIL & GAS COMPANY, INC.



                                     By: /s/ C. N. O'Sullivan
                                        ----------------------------------------
                                     Name:   C. N. O'Sullivan
                                     Title:  President



                                      /s/ Christopher P. Scully
                                     -------------------------------------------
                                     Christopher P. Scully



                                     SCOTT W. SMITH FUNDING, L.L.C.



                                     By: /s/ Scott W. Smith
                                        ----------------------------------------
                                     Name:   Scott W. Smith
                                     Title:  Manager



                                      /s/ John V. Whiting
                                     -------------------------------------------
                                     John V. Whiting

                                 EXHIBIT INDEX

Exhibit
Number         Description
-------        -----------
99.(a)(17)     Letter of Intent between San Juan Partners, L.L.C. and
               Burlington Resources Oil & Gas Company